TITAN TRADING ANALYTICS INC.

2nd Floor East, 9735 42nd Avenue, Edmonton, Alberta, T6E 5P8

Telephone: (780) 438-1239 Fax: (780) 438-1249

FOR IMMEDIATE RELEASE

TSX Venture Trading Symbol: TTA

              NASD OTCBB Trading Symbol: TITAF

Titan Trading Analytics Contracts the Creation of a Series of Institutional Training and Educational Courses on Titan’s Proprietary Models and Advanced Analytics

February 21, 2007 - Titan Trading Analytics Inc. ("Titan") and its wholly owned subsidiary, Titan Trading USA, are pleased to announce that they have contracted an expert to write a series of training and educational courses on Titan’s product and service offerings geared towards the institutional end-user in preparation for future product and service offerings.  Michael J. Di Gioia, a Co-founder of the Results Driven Financial Network (RDFN) and Former Director of Education of Pristine.com will be in charge of this project.

These Titan training courses will serve two distinct purposes: first to inform and promote Titan’s future products to an institutional client base, and secondly to educate and train potential clients on the benefits and various uses of Titan’s Proprietary Models and Advanced Analytics.

Phillip Carrozza said, "These new training and educational offerings will help Titan train new institutional users at a much quicker pace than before, therefore facilitating our growing US software operations. There are very few training and educational courses specifically written on advanced analytics and trading automation which gives us first-mover advantage in this market area.” Michael Di Gioia added, “I have been working with Titan for approximately one year on the Signal Generation Project and feel I am well versed on Titan’s various trading systems and proprietary black and grey box models to take on this challenging task. I have written and taught numerous courses on technical analysis over the past 5 years and I find this project, with its emphasis on advanced analytics and automation, totally unique and very exciting. To my knowledge, there is no single course on the market with this subject matter, so it won’t just be a tool for Titan to teach its new users, but it should also quickly become an additional stream of revenue to Titan as well as another source of new potential clients and users for the software.”

For further information, contact Dr. Ken W. Powell at: Phone: (780) 930-7072.

This release may contain forward looking statements within the meaning of the "safe harbor" provisions of U.S. laws. These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the aforementioned statements. Titan does not assume any obligation to update any forward looking information contained in this news release. The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.